Faegre Drinker Biddle & Reath LLP

One Logan Square, Ste. 2000

Philadelphia, PA 19103-6996

www.faegredrinker.com

September 26, 2024

VIA EDGAR TRANSMISSION

Mr. Aaron Brodsky

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Preliminary Proxy Statement of Bow River Capital Evergreen Fund
(Registration No. 811-23566)

Dear Mr. Brodsky:

The following responds to the Staff’s comments that you provided by telephone on September 18, 2024, regarding the review of the preliminary proxy statement filed by Bow River Capital Evergreen Fund (the “Fund”) on Schedule 14A on September 13, 2024 (the “Proxy”).

For your convenience, the Staff’s comments are summarized below and each comment is followed by the Fund’s response. Capitalized terms not otherwise defined herein shall have the meaning ascribed to them in the Proxy, unless otherwise indicated.

1.	Comment: The Staff notes that, pursuant to Section 240.14a-6(e)(1) of the Securities and Exchange Act of 1934, any future preliminary proxy and proxy card should be clearly marked as “Preliminary Copies”.

Response: The Fund so acknowledges.

2.	Comment: Please revise the first sentence of the answer in the second “Q and A”, to clarify what “scaled” means in this context.

Response: The Fund has revised the aforementioned disclosure to delete “scaled.”

3.	Comment: Please supplementally confirm that the Board considered the approval of the Investment Consultant Agreement under Section 15(c) of Investment Company Act of 1940, as amended (the “1940 Act”)

Response: The Fund so confirms.

Mr. Aaron Brodsky

September 26, 2024

4.	Comment: Please supplementally confirm that Apogem will act as a sub-adviser pursuant to Section 2(a)(20) of the 1940 Act.

Response: The Fund so confirms.

5.	Comment: Please disclose any Board considerations that were adverse to the proposal. If the Board did not have any, please explain why that was the case.

Response: The Fund respectfully notes that, in its deliberations, the Board did not identify anything adverse to the proposal. However, the Fund has added the following disclosure under “Factors Considered by the Trustees and their Recommendation – Nature, Extent, and Quality of Services”: “Because the Board considered that the Fund is growing and the addition of Apogem as an investment consultant is expected to increase the number of investment opportunities that are available to the Fund and further enhance the Fund’s ability to deploy capital consistent with its current investment strategy, there would not be any detrimental effects on the management or operations of the Fund.”

6.	Comment: Please disclose the manner in which the Board considered the quality of the services to be provided by Apogem.

Response: The Fund has replaced the second sentence of the second paragraph under “Factors Considered by the Trustees and their Recommendation – Nature, Extent, and Quality of Services” with the following: “They further considered the quality of services to be provided by Apogem and noted that the firm’s investment professionals have extensive experience, qualifications and capabilities.”

7.	Comment: Please revise the disclosure to include a more fulsome description of the nature and extent of the services to be provided by Apogem, specifically with respect to the Fund and the services Apogem would provide to the Fund.

Response: The Fund has added the following disclosure in the first paragraph under “Factors Considered by the Trustees and their Recommendation – Nature, Extent, and Quality of Services”:

The Board noted that Apogem would source investments and assist in the due diligence process, but serve as a non-discretionary consultant and have no involvement in investment decisions, any related negotiations, or the finalization of any investment.

Mr. Aaron Brodsky

September 26, 2024

Further, the Fund has added the following as the last paragraph under the aforementioned section:

Based on its consideration and review of the foregoing and other information, the Board determined that the Fund is likely to benefit from the nature, extent, and quality of services to be provided by Apogem, as well as Apogem’s ability to render such services based on its experience, operations, and resources.

8.	Comment: The Staff notes that the Board concluded that performance was not a relevant factor when considering the approval of the Investment Consultant Agreement. Please disclose whether Apogem will provide investment recommendations to the Fund and/or the Investment Manager. If so, please explain why the Board didn’t consider performance a relevant factor.

Response: As noted in response to Comment No. 7, Apogem will serve as a non-discretionary consultant and have no involvement in investment decisions, any related negotiations, or the finalization of any investment. As a result, the Fund’s performance will be determined by the ability of the Investment Manager, who has sole responsibility for making investment decisions, to select the right investments for the Fund.

9.	Comment: The Staff notes that the Board concluded that the compensation proposed to be paid to the Investment Consultant was reasonable and the financial condition was adequate. Please briefly disclose the basis for these conclusions.

Response: The Fund respectfully notes that, as disclosed in the Proxy, the Board considered that the fee proposed to be paid to the Investment Consultant would be paid by the Investment Manager and because the Investment Manager’s fee was not increasing as a result, that such Investment Consultant fee was reasonable.

The Fund also respectfully notes that it has replaced the second sentence under “Factors Considered by the Trustees and their Recommendation - Profitability and Economies of Scale” to state: “The Board determined that the compensation to Apogem was reasonable and Apogem’s financial condition, as a wholly-owned entity of New York Life Investments, was adequate.”

10.	Comment: Please revise the disclosure to include the information required by to Item 22(c)(1)(i), for the Fund’s existing agreements.

Response: The Fund respectfully notes that the aforementioned item is inapplicable, as the proposal relates to a new investment consultant agreement versus either of the existing investment advisory and consultant agreements.

Mr. Aaron Brodsky

September 26, 2024

11.	Comment: Please briefly describe the terms of the existing agreements, including the advisory rates of the adviser and other sub-advisers (See. Item 22(c)(1)(ii)).

Response: The Fund respectfully notes that, as the proposal relates to a new investment consultant agreement and not the existing agreements, the disclosure required by the aforementioned item is included for the Investment Consultant Agreement beginning on page 4 of the Proxy.

12.	Comment: Please disclose the aggregate amount of fees paid to the Investment Manager and sub-adviser, including the amount and purpose of the fees to the Investment Manager or an affiliate of the Investment Manager during the last fiscal year of the Fund (See. Item 22(c)(1)(iii)).

Response: The Fund respectfully notes that, as the proposal relates to a new investment consultant agreement, there are no fees to disclose under the aforementioned item.

13.	Comment: In connection with the summary of Investment Consultant Agreement, please also disclose that Apogem will assist with due diligence efforts in relation to investments proposed to the Fund.

Response: The Fund has revised the disclosure as requested.

14.	Comment: Please disclose the names and parents of Apogem and the basis of control of Apogem and each parent by its immediate parent. If any person is a corporation, please also include the percentage owned. (See. Item 22(c)(3)).

Response: The Fund has made the requested revisions, as applicable.

15.	Comment: Please supplementally confirm that no fees were paid to Apogem, its affiliated persons, or any affiliated person of such person during the Fund’s recent fiscal year for services provided to the Fund. (See. Item 22(c)(14)).

Response: The Fund confirms that no fees, except those paid to the Investment Manager under the investment advisory agreement, were paid to the aforementioned parties.

16.	Comment: To the extent applicable, please disclose appraisal or similar rights or disclose there are no such rights.

Response: The Fund has revised the disclosure to state that there are no appraisal or similar rights.

Mr. Aaron Brodsky

September 26, 2024

17.	Comment: Please revise the section entitled “Method of Solicitation and Expenses” to clarify whether the Fund will use third-party solicitors. If it will, please also disclose the material components of the contract, the name of the solicitor, the estimated cost and who is paying such costs.

Response: The Fund has revised the disclosure to include the requested information.

18.	Comment: The Investment Consultant Agreement states that Apogem may delegate certain of its responsibilities to affiliates. Please disclose which responsibilities may be delegated and whether any involve those involving investment advice.

Response: It is respectfully noted that Apogem does not currently anticipate delegating any of its responsibilities under the Investment Consultant Agreement and it is further confirmed that it will not delegate any responsibilities involving investment advice.

19.	Comment: In connection with Exhibit B, please also include (directors, director nominees and officers). (See. Item 6(d)).

Response: The Fund has added the following sentence after the table in Exhibit B: “As of the Record Date, the Trustees and officers of the Fund, either individually or as a group, owned less than 1% of the outstanding shares of the Fund.”

* * * * *

We trust that the foregoing is responsive to your comments. Questions and comments concerning this filing may be directed to the undersigned at (215) 988-2959 or in my absence, Stacie Lamb at (312) 569-1146.

Sincerely,

/s/ Joshua B. Deringer
Joshua B. Deringer